

Chris Nakea · 3rd in

Our Mayberry

Co Founder / Chief Technology Officer for Our Mayberry & Executive Producer at Our Local Heroes Podcast

Seattle, Washington · 500+ connections · **Contact info**

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Back when we were still trying to figure things out...



KOMO4 Town Meeting - "Sex in Cyberspace"
youtube.com

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Love Your Website with Chris Nakea | Audivita
Audivita

Interview and description of our powerful platform

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PRW

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Seat

Experience





Chief Technology Officer & Co Founder
Our Mayberry
Mar 2017 – Present · 3 yrs 7 mos
Bellevue, WA
Our Mayberry is a unique platform where causes,
unique marketplace for customers to shop with im
purchase.

CONSUMERS
Our Mayberry supporters are purchasing with imp
individuals generate a sustainable source of fundi
100% of the contribution going directly to the cau

 **CEO of Our Mayberry hopes to bring…**



Executive Producer
Talk Our Mayberry · Full-time
Jan 2020 – Present · 9 mos
United States

Our Local Heroes is a weekly podcast of interview
make our world a better place.

  

Nakea Consuting, LLC
Nakea Consulting, LLC
Jan 2014 – Present · 6 yrs 9 mos
Greater Seattle Area

Nakea Consulting, LLC leverages the best-of-technologies to develop rich, user-friendly and effective Desktop and Mobile Applications. We're not just developers, we're software engineers and hard core technologists with a goal of implementing top-quality solutions for every project.



Founder | Architect
Nakea, Inc
Jan 2005 – Mar 2014 · 9 yrs 3 mos

Since 2005, Nakea has been creating powerful and simple-to-use web content publishing and interactive tools for small and medium size businesses.

Responsible for the vision, design and architectur

Senior Technical Lead

Write Image
Mar 2002 – Mar 2005 · 3 yrs 1 mo
Bellevue, Washington

Technical Account Manager
Software consulting arm of London based Circus (
was one of the top consulting firms at the time for

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Skills & Endorsements

Online Marketing · 16

 Endorsed by **Brian Holler, who is highly skilled at this**

Entrepreneurship · 16

Endorsed by **Todd Dean and 1 other who is highly skille**

Strategy · 14

 Endorsed by **Rowland Hanson and 1 other who is highly**

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